UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

schedule 13d

Under The Securities Exchange Act Of 1934

(Amendment No. __)*

Ocean Biomedical, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

67644C104

(CUSIP Number)

Poseidon Bio, LLC

Attn: Dr. Chirinjeev Kathuria

19W060 Avenue LaTour

Oak Brook, IL 60523

(401) 444-7375

with a copy to:

Kate L. Bechen

Dykema Gossett PLLC

111 E. Kilbourn Ave., Suite 1050

Milwaukee, WI 53202

(414) 488-7300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 14, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 67644C104

1	Name Of Reporting Person Poseidon Bio, LLC
2	Check The Appropriate Box If A Member Of A Group (See Instructions): (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): OO
5	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(D) Or 2(E): Not Applicable.
6	Citizenship Or Place Of Organization United States (Delaware)

Number of shares beneficially owned by each reporting person with:	7	Sole Voting Power 0
	8	Shared Voting Power 22,842,756 (1)(2)(3)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 22,842,756 (1)(2)(3)

11	Aggregate Amount Beneficially Owned By Each Reporting Person 22,842,756 (2)(3)
12	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions): ☒ ☐
13	Percent Of Class Represented By Amount In Row 11 62.45% (4)
14	Type Of Reporting Person OO

(1)	The shares reported in this Schedule 13D as beneficially owned by Poseidon Bio, LLC (“Poseidon”) and Dr. Chirinjeev Kathuria, the managing director of Poseidon (“Dr. Kathuria”), were acquired upon the closing of a business combination between Ocean Biomedical Holdings, Inc., formerly known as Ocean Biomedical, Inc. (“Legacy Ocean”), and Aesther Healthcare Acquisition Corp. (“AHAC”; such transaction with Legacy Ocean, the “Business Combination”) on February 14, 2023 (the “Closing Date”), pursuant to an Agreement and Plan of Merger between AHAC, Aesther Healthcare Sponsor, LLC (the “Sponsor”), AHAC Merger Sub, Inc. (“Merger Sub”), Legacy Ocean, and Dr. Kathuria, pursuant to which (i) Merger Sub merged with and into Legacy Ocean (the “Merger”), (ii) Legacy Ocean continued as the surviving entity of the Merger and a wholly-owned subsidiary of AHAC, and (iii) AHAC changed its name to Ocean Biomedical, Inc. (the “Issuer”).

(2)	Reflects 22,842,756 shares of the Issuer’s Common Stock, par value $0.0001 per share (the “Common Stock”), that Poseidon acquired as a result of (i) the issuance of 22,842,756 shares of the Issuer’s Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”), to Poseidon as consideration for Poseidon’s shares of Legacy Ocean common stock, which AHAC acquired in the Merger on the Closing Date, and (ii) the reclassification of the Class A Common Stock into the Issuer’s Common Stock upon the closing of the Business Combination on the Closing Date. Poseidon is the record holder of these shares of Common Stock. Dr. Kathuria is the managing director of Poseidon, and in such capacity, he may be deemed to have or share beneficial ownership of the shares of Common Stock held directly by Poseidon. Dr. Kathuria is also the Executive Chairman and a director of the Issuer.

(3)	Excludes 18,582,930 shares of Common Stock that may be issued to Poseidon as Earnout Shares (as defined in Item 3) pursuant to the Agreement and Plan of Merger. See “Exclusion of Shares Issuable in Connection with Earnout Rights” in Item 3.

(4)	Based on the Issuer having an aggregate of 36,580,432 shares of Common Stock issued and outstanding as of the Closing Date.

CUSIP NO. 67644C104

1	Name Of Reporting Person Chirinjeev Kathuria
2	Check The Appropriate Box If A Member Of A Group (See Instructions): (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): OO
5	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(D) Or 2(E): Not Applicable.
6	Citizenship Or Place Of Organization United States (Delaware)

Number of shares beneficially owned by each reporting person with:	7	Sole Voting Power 456,852 (1)(2)
	8	Shared Voting Power 22,842,756 (3)(4)
	9	Sole Dispositive Power 456,852 (1)(2)
	10	Shared Dispositive Power 22,842,756 (3)(4)

11	Aggregate Amount Beneficially Owned By Each Reporting Person 23,299,608 (2)(3)(4)
12	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions): ☐
13	Percent Of Class Represented By Amount In Row 11 63.69% (5)
14	Type Of Reporting Person IN

(1)	The shares reported in this Schedule 13D as beneficially owned by Poseidon Bio, LLC (“Poseidon”) and Dr. Chirinjeev Kathuria, the managing director of Poseidon (“Dr. Kathuria”; together with Poseidon, the “Reporting Persons”), were acquired upon the closing of a business combination between Ocean Biomedical Holdings, Inc., formerly known as Ocean Biomedical, Inc. (“Legacy Ocean”), and Aesther Healthcare Acquisition Corp. (“AHAC”; such transaction with Legacy Ocean, the “Business Combination”) on February 14, 2023 (the “Closing Date”), pursuant to an Agreement and Plan of Merger between AHAC, Aesther Healthcare Sponsor, LLC (the “Sponsor”), AHAC Merger Sub, Inc. (“Merger Sub”), Legacy Ocean, and Dr. Kathuria, pursuant to which (i) Merger Sub merged with and into Legacy Ocean (the “Merger”), (ii) Legacy Ocean continued as the surviving entity of the Merger and a wholly-owned subsidiary of AHAC, and (iii) AHAC changed its name to Ocean Biomedical, Inc. (the “Issuer”).

(2)	Reflects 456,852 shares of the Issuer’s Common Stock, par value $0.0001 per share (the “Common Stock”), that Poseidon acquired as a result of (i) the issuance of 456,852 shares of the Issuer’s Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”), to Dr. Kathuria as consideration for Dr. Kathuria’s shares of Legacy Ocean common stock, which AHAC acquired in the Merger on the Closing Date, and (ii) the reclassification of the Class A Common Stock into the Issuer’s Common Stock upon the closing of the Business Combination on the Closing Date.

(3)	Reflects 22,842,756 shares of the Issuer’s Common Stock that Poseidon acquired as a result of (i) the issuance of 22,842,756 shares of the Issuer’s Class A Common Stock to Poseidon as consideration for Poseidon’s shares of Legacy Ocean common stock, which AHAC acquired in the Merger on the Closing Date, and (ii) the reclassification of the Class A Common Stock into the Issuer’s Common Stock upon the closing of the Business Combination on the Closing Date. Poseidon is the record holder of these shares of Common Stock. Dr. Kathuria is the managing director of Poseidon, and in such capacity, he may be deemed to have or share beneficial ownership of the shares of Common Stock held directly by Poseidon. Dr. Kathuria is also the Executive Chairman and a director of the Issuer.

(4)	Excludes an aggregate of 18,954,586 shares of Common Stock that may be issued to the Reporting Persons as Earnout Shares (as defined in Item 3) pursuant to the Agreement and Plan of Merger, including (i) 371,656 Earnout Shares that Dr. Kathuria is entitled to receive, and (ii) 18,582,930 Earnout Shares that Poseidon is entitled to receive. See “Exclusion of Shares Issuable in Connection with Earnout Rights” in Item 3.

(5)	Based on the Issuer having an aggregate of 36,580,432 shares of Common Stock issued and outstanding as of the Closing Date.

Item 1.	Security and Issuer.

This Schedule 13D is being filed with respect to the common stock, par value $0.0001 per share (the “Common Stock”), of Ocean Biomedical, Inc., a Delaware corporation (the “Issuer”) formerly known as Aesther Healthcare Acquisition Corp., a Delaware blank-check corporation (“AHAC”). The address of the Issuer’s principal executive office is 55 Claverick Street, Room 325, Providence, Rhode Island 02903.

Item 2.	Identity and Background.

(a) Pursuant to § 240.13d-1(k) under the Securities Exchange Act of 1934, as amended, this Schedule 13D is being filed jointly by Poseidon Bio, LLC, a Delaware limited liability company (“Poseidon”), and Dr. Chirinjeev Kathuria, the managing director of Poseidon and the Executive Chairman and a director of the Issuer (“Dr. Kathuria”; together with Poseidon, the “Reporting Persons”).

(b) The business address and principal office of the Reporting Persons is 19W060 Avenue LaTour, Oak Brook, IL 60523.

(c) The principal business of Poseidon is investing, directly or indirectly, in securities of the Issuer. The present principal occupation or employment of Dr. Kathuria is in investment, business, and philanthropy. Dr. Kathuria also serves as the managing director of Poseidon and as the Executive Chairman and a director of the Issuer.

(d) During the last five years, neither Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither Reporting Person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in the Reporting Person being subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Poseidon is a Delaware limited liability company. Dr. Kathuria is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

Shares Acquired as Merger Consideration. The shares of Common Stock reported in this Schedule 13D as beneficially owned by the Reporting Persons were acquired by the Reporting Persons in connection with the closing of the business combination involving AHAC, Aesther Healthcare Sponsor, LLC, a Delaware limited liability company (the “Sponsor”), AHAC Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of AHAC (“Merger Sub”), Ocean Biomedical Holdings, Inc., formerly known as Ocean Biomedical, Inc. (“Legacy Ocean”), and Dr. Kathuria (such transaction, the “Business Combination”), pursuant to an Agreement and Plan of Merger between such parties, dated August 31, 2022 and amended on December 5, 2022 (as amended, the “Business Combination Agreement”). Upon the closing of the Business Combination (the “Closing”) on February 14, 2023 (the “Closing Date”), in accordance with the Business Combination Agreement, (i) Merger Sub merged with and into Legacy Ocean (such transaction, the “Merger”), (ii) Legacy Ocean continued as the surviving entity of the Merger and a wholly-owned subsidiary of AHAC, and (iii) AHAC changed its name to that of the Issuer: Ocean Biomedical, Inc.

As consideration for the Merger, the stockholders of Legacy Ocean securities (the “Pre-Merger Stockholders”) were collectively entitled to receive from AHAC, in the aggregate, a number of shares of AHAC Class A common stock (valued at $10.00 per share) with an aggregate value equal to (a) $240,000,000 minus (b) the amount, if any, by which the net working capital is less than negative $500,000, plus (c) the amount, if any, by which the net working capital exceeds $500,000 (but not less than zero), minus (d) the amount, if any, by which the closing net debt exceeds $1,500,000, minus (e) the amount, if any, by which the company transaction expenses exceed $6,000,000 (as so calculated, the “Merger Consideration”). Upon the Closing of the Merger, (i) Poseidon received Merger Consideration in the amount of 22,842,756 shares of Class A Common Stock in exchange for its holdings of Legacy Ocean common stock, and (ii) Dr. Kathuria received Merger Consideration in the amount of 456,852 shares of Class A Common Stock in exchange for his holdings of Legacy Ocean common stock. Pursuant to the Issuer’s Third Amended and Restated Certificate of Incorporation filed in connection with the Closing, the Issuer completed a reclassification exempt under Rule 16b-7, in accordance with which each share of the Issuer’s Class A Common Stock, par value $0.0001 per share, was reclassified on a one-for-one basis into one share of the Issuer’s Common Stock (the “Reclassification”). In accordance with such Reclassification, the shares of Class A Common Stock issued to each Reporting Person as Merger Consideration were reclassified into shares of Common Stock on a one-for-one basis.

The summary description in this Schedule 13D of the Business Combination Agreement and the transactions effected thereby is qualified in its entirety by reference to the full text of the Business Combination Agreement and the Amendment to the Business Combination Agreement, copies of which are attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively, and are incorporated herein by reference.

The shares of Legacy Ocean common stock held by the Reporting Persons prior to the closing of the Business Combination were acquired with personal funds or working capital.

Exclusion of Shares Issuable in Connection with Earnout Rights. As additional consideration for the Merger, the Pre-Merger Stockholders were granted the contingent right (the “Earnout Right”) to receive up to 19,000,000 additional shares of Class A Common Stock (as Reclassified into shares of Common Stock, the “Earnout Shares”), to be distributed in up to three payments (each, an “Earnout Share Payment”), if, for 20 out of any 30 consecutive trading days during the period from the Closing Date until the 36-month anniversary of the Closing Date (the “Earnout Period”), the Issuer’s VWAP (as defined in the Business Combination Agreement) equals or exceeds the following per-share values (each, an “Earnout Target”): (i) $15.00 per share, in which case each Pre-Merger Stockholder will be issued its Pro Rata Share (as defined in the Business Combination Agreement) of 5,000,000 Earnout Shares (the “First Earnout Share Payment”); (ii) $17.50 per share, in which case each Pre-Merger Stockholder will be issued its Pro Rata Share of 7,000,000 Earnout Shares (the “Second Earnout Share Payment”); and (iii) $20.00 per share, in which case each Pre-Merger Stockholder will be issued its Pro Rata Share of 7,000,000 Earnout Shares (the “Third Earnout Share Payment”).

In connection with the Earnout Right granted to the Pre-Merger Stockholders, on the Closing Date of the Merger: (1) Poseidon received an Earnout Right to acquire up to 18,582,930 Earnout Shares (its Pro Rata Share of the aggregate maximum of 19,000,000 Earnout Shares issuable to the Pre-Merger Stockholders), (i) 4,890,245 of which will be issued in connection with the First Earnout Share Payment, (ii) 6,846,343 of which will be issued in connection with the Second Earnout Share Payment, and (iii) 6,846,343 of which will be issued in connection with the Third Earnout Share Payment; and (2) Dr. Kathuria received an Earnout Right to acquire up to 371,656 Earnout Shares, (i) 97,804 of which will be issued in connection with the First Earnout Share Payment, (ii) 136,926 of which will be issued in connection with the Second Earnout Share Payment, and (iii) 136,926 of which will be issued in connection with the Third Earnout Share Payment. With respect to each Reporting Person’s Earnout Share potential, each Earnout Share Payment is contingent on the Issuer’s VWAP equaling or exceeding the required Earnout Target for 20 out of any 30 consecutive trading days during the Earnout Period.

Each Reporting Person’s right to receive Earnout Shares pursuant to the Earnout Right granted in the Business Combination Agreement became fixed and irrevocable on the Closing Date of the Merger. However, the Earnout Shares underlying each Reporting Person’s Earnout Right are excluded from the shares reported as beneficially owned by the Reporting Persons in this Schedule 13D because none of the related Earnout Targets have been satisfied.

Item 4.	Purpose of Transaction.

The information reported in Item 3 of this Schedule 13D is incorporated by reference into this Item 4. The shares of Common Stock reported as beneficially owned by the Reporting Persons were acquired in connection with the Business Combination as Merger Consideration under the Business Combination Agreement and will be held for investment purposes.

Dr. Kathuria is the Executive Chairman and a director of the Issuer as well as the managing director of Poseidon. Except as set forth herein and to the extent that Dr. Kathuria may have influence over the corporate activities of the Issuer, including activities that may relate to the items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, the Reporting Persons do not have any present plan or proposal that relate to or would result in any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons reserve the right to increase or decrease their position in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, including the exercise of warrants, on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons reserve the right to change their intention with respect to any and all matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer.

(a) The aggregate percentage of shares of Common Stock reported as beneficially owned by the Reporting Persons is based on the Issuer having 36,580,432 shares of Common Stock issued and outstanding as of the Closing Date.

As of the filing date of this Schedule 13D (the “Filing Date”): (i) Poseidon directly beneficially owns 22,842,756 shares of Common Stock, and (ii) Dr. Kathuria beneficially owns 23,299,608 shares of Common Stock, consisting of the 456,852 shares held directly by Dr. Kathuria, and, through his indirect interest in and shared voting and investment power over Poseidon’s direct holdings, the 22,842,756 shares held directly by Poseidon. In accordance with the SEC rules for calculating percentages of beneficial ownership, Poseidon’s 22,842,756 shares of Common Stock and Dr. Kathuria’s 23,299,608 shares of Common Stock represent approximately 62.45% and 63.69%, respectively, of the issued and outstanding shares of the Issuer’s Common Stock.

(b) As of the Filing Date:

(i) The Reporting Persons have shared power to vote or direct the voting of, and to dispose or direct the disposition of, 23,299,608 shares of Common Stock. These shares are held directly by Poseidon. As the managing director of Poseidon, Dr. Kathuria may be deemed to have or share voting and dispositive power over the shares directly held by Poseidon. Dr. Kathuria disclaims beneficial ownership of these shares except to the extent of any pecuniary interest he may have therein, directly or indirectly.

(ii) Poseidon has sole power to vote or direct the voting of, and to dispose or direct the disposition of, 0 shares of Common Stock.

(iii) Dr. Kathuria has sole power to vote or direct the voting of, and to dispose or direct the disposition of, 456,852 shares of Common Stock.

(c) Except as otherwise described in Item 3, Item 6, or elsewhere in this Schedule 13D, no transactions in the shares of Common Stock were effected by either Reporting Person during the past 60 days.

(d) Except as set forth herein, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as otherwise set forth in this Item 6 or elsewhere in this Schedule 13D, there are no contracts, arrangements, understandings, or similar relationships existing with respect to the securities of the Issuer between the Issuer and the Reporting Persons.

Lock-Up Agreements

Simultaneously with the Closing, Poseidon and Dr. Kathuria each entered into a Lock-Up Agreement with the Issuer, dated as of the Closing Date, providing for a lock-up period commencing on the Closing Date and ending on the earlier of: (x) one year from the Closing, or (y) subsequent to the Closing, (i) if the reported last sale price of the Issuer’s Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, right issuances, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Business Combination, and (ii) the date AHAC consummates a liquidation, merger, share exchange, or other similar transaction with an unaffiliated third party that results in all of AHAC’s stockholders having the right to exchange their shares of AHAC common stock for cash, securities, or other property. The foregoing description is qualified in its entirety by the terms of the Lock-Up Agreements entered into by Dr. Kathuria and Poseidon, copies of which are attached hereto as Exhibit 99.3 and Exhibit 99.4, respectively, and are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

99.1	Agreement and Plan of Merger, dated as of August 31, 2022, by and between AHAC, the Sponsor, Merger Sub, Legacy Ocean, and Dr. Kathuria (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K (File No. 001-40793) filed by AHAC with the SEC on September 8, 2022).

99.2	Amendment to Agreement and Plan of Merger, dated as of December 5, 2022, by and between AHAC, the Sponsor, Merger Sub, Legacy Ocean, and Dr. Kathuria (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K (File No. 001-40793) filed by AHAC with the SEC on December 8, 2022).

99.3	Lock-Up Agreement, dated as of February 14, 2023, by and between AHAC and Dr. Chirinjeev Kathuria. (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K (File No. 001-40793) filed by the Issuer with the SEC on February 15, 2023).

99.4	Lock-Up Agreement, dated as of February 14, 2023, by and between AHAC and Poseidon (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K (File No. 001-40793) filed by the Issuer with the SEC on February 15, 2023).

99.5	Power of Attorney of Dr. Chirinjeev Kathuria, dated January 30, 2023.

99.6	Power of Attorney of Poseidon Bio, LLC, dated January 30, 2023.

99.7	Joint Filing Agreement by and among the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 24, 2023

POSEIDON BIO, LLC

By:	/s/ Katherine E. Spiser
Katherine E. Spiser
Attorney-in-Fact

*
Chirinjeev Kathuria

* By:	/s/ Katherine E. Spiser
Katherine E. Spiser, as Attorney-in-Fact